UNITED STATES
SECURITIES AND EXCHANGE COMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from                                to

Commission File Number 0-7617

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
(Title of Plan)

UNIVEST CORPORATION OF PENNSYLVANIA
(Name of Issuer of securities held pursuant to the Plan)

Broad and Main Streets, Souderton, PA 18964
(Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements, schedules and reports are attached hereto:

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

3.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006

4.	Notes to Financial Statements

5.	Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year). December 31, 2007

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

Report of Independent Registered Public Accounting Firm

The Deferred Salary Savings Plan Committee
Univest Corporation of Pennsylvania:

We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

July 2, 2008

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Statement of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Cash	$59,426	$357,560
Investments	21,488,503	21,503,989
Contributions receivable	39,363	─
Interest and dividends receivable	44,764	42,147
Total assets	21,632,056	21,903,696

Liabilities:
Payable for securities purchased	─	50,000
Forfeiture payable	6,215	20,163
Net assets available for benefits	$21,625,841	$21,833,533

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Interest and other	$5,094	$33,418
Dividends	225,776	172,697
Net appreciation in fair value of investments	─	2,672,258
	230,870	2,878,373
Contributions:
Employer	539,117	437,917
Participant	1,423,261	1,427,456
Transfers in	32,129	261,394
	1,994,507	2,126,767
Total additions	2,225,377	5,005,140

Deductions:
Benefits paid directly to participants	1,817,073	2,382,341
Net depreciation in fair value of investments	615,996	─
Total deductions	2,433,069	2,382,341
Net increase (decrease)	(207,692)	2,622,799
Net assets available for benefits:
Beginning of year	21,833,533	19,210,734
End of year	$21,625,841	$21,833,533

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(1)	Description of Plan

The following brief description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a deferred salary savings plan covering all employees of Univest Corporation of Pennsylvania (the Corporation) and its wholly owned subsidiaries (Employer) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees will be eligible to participate in the Plan after they completed at least six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Deferred Salary Savings Plan Committee appointed by the board of directors of the Corporation. The trustees have appointed Univest National Bank and Trust Co. (the Bank), a wholly owned subsidiary of the Corporation, as investment manager of the Plan.

(b)	Contributions

Participants may contribute up to a maximum of $15,500 if under age 50 and $20,500 if over age 50.

The Employer makes a matching contribution of up to 50% of the participants’ contributions under the plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes. Additional amounts may be contributed at the election of the Corporation’s board of directors. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).

(c)	Investment Options

Participants direct the investment of their contributions and the matching contributions into various investment options offered by the Plan. The Plan currently offers investments in the Employer’s common stock and mutual funds offered through registered investment companies.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Employer’s contribution, (b) plan earnings, and (c) an allocation of forfeitures of terminated participants’ nonvested accounts attributable to the Employer’s discretionary contributions. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(e)	Vesting

Participants are considered fully vested at all times for their voluntary contributions, plus actual earnings thereon.

Vesting in the remainder of their accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service.

(f)	Payment of Benefits

Benefits shall be paid in either a lump-sum payment or calculated periodic payments, based upon the election of the participant. Generally, benefit payments must commence not later than the year in which a participant attains age 70½.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

(h)	Forfeited Accounts

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $6,215 and $20,163, respectively. None of these accounts were attributed to the Employer’s discretionary contributions; therefore, these accounts will be used to reduce future Employer’s contributions.

(2)	Summary of Accounting Policies

(a)	Investment Valuation and Income Recognition

Investments are stated at fair value. The underlying securities in each pooled fund are listed on national securities exchanges and valued on the basis of year-end closing prices; securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices; and certificates of deposit are valued at cost plus accrued interest which approximates market value. Gain or loss on securities sold is based on average cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Expenses

The Plan sponsor pays the costs of trust and other administrative services.

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No.  157 establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those years. The Corporation does not anticipate the adoption of SFAS No. 157 to have a material impact on the Plan’s financial statements.

(3)	Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2007 and 2006 are as follows:

	2007	2006
John Hancock Lifestyle Growth Fund	$2,956,138	$2,635,693
John Hancock Lifestyle Balanced Fund	2,937,183	2,955,117
Federated Total Return Bond Fund	1,814,556	1,337,916
Univest Corporation of Pennsylvania common stock	3,732,248	5,388,864

For the year ended December 31, 2007, the Plan’s investments, including investments purchased and sold, as well as held during the year appreciated (depreciated) in fair value as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
	2007	2006
Univest Corporation of Pennsylvania common stock	$(1,656,616)	$1,097,928
Shares of registered investment companies	1,040,620	1,574,330
	$(615,996)	$2,672,258

UNIVEST CORPORATION OF PENNSYLANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Year ended December 31,
	2007	2006
Net assets:
Investments, at fair value:
Equities	$–	$5,388,864
Federated funds	─	1,337,916
Interest and dividend income receivable	─	42,147
Cash	─	357,560
Payable for securities purchased	–	(50,000)
Payable for forfeitures	─	(20,163)
	$–	$7,056,324

Change in net assets:
Interest and dividend income	$230,870	$206,115
Net appreciation (depreciation) in fair value investments	(1,629,978)	1,023,806
Contributions	456,761	437,917
Distributions	(469,198)	(606,727)
Transfer to participant directed investments	(5,644,779)	─
	$(7,056,324)	$1,061,111

Prior to December 1, 2007, the Company’s matching contributions were funded through either Univest Corporation of Pennsylvania common stock or the Univest Federated Total Return Bond Fund. Effective December 1, 2007, the Company amended the Plan to allow the participants to direct their investment of the matching contributions into various investment options offered by the Plan.

(5)	Related-Party Transactions

At December 31, 2007 and 2006, the Plan had interest-bearing deposits with the Bank of $59,426 and $357,577 respectively. In addition, the Plan holds stock of the Corporation. At December 31, 2007 and 2006, the market value of this stock was $4,732,248 and $5,388,864, respectively.

The Bank holds all of the investments of the Plan, under an investment management and trustee agreement with the Plan. The Bank as trustee has full discretionary authority for the purchases and sales of the underlying investments in each pooled fund.

(6)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes is shown in the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issue, borrower, lessor	Description of investment, including maturity date,
or similar party	rate of interest, collateral, par, or maturity value	Cost	Fair value
John Hancock Trust Money Market Fund	61,359 units of registered investment companies	**	$787,115
John Hancock Lifecycle 2020	12,784 units of registered investment companies	**	143,630
John Hancock Lifecycle 2035	345 units of registered investment companies	**	3,943
John Hancock Lifestyle Conservative	1,204 units of registered investment companies	**	209,117
John Hancock Lifestyle Moderate	5,633 units of registered investment companies	**	924,218
John Hancock Lifestyle Balanced	13,286 units of registered investment companies	**	2,937,183
John Hancock Lifestyle Growth	9,016 units of registered investment companies	**	2,956,138
John Hancock Lifestyle Aggressive	1,131 units of registered investment companies	**	410,192
John Hancock PIMCO Real Return	2,960 units of registered investment companies	**	43,547
John Hancock PIMCO Total Return	32,291 units of registered investment companies	**	551,263
John Hancock PIMCO Global Bond	2,526 units of registered investment companies	**	33,540
John Hancock T. Rowe Price Spectrum Inc.	3,423 units of registered investment companies	**	92,645
John Hancock Strategic Inc.	16,662 units of registered investment companies	**	139,542
John Hancock LM Partners Global High Yield	835 units of registered investment companies	**	21,982
John Hancock UBS Global Allocation	2,448 units of registered investment companies	**	42,813
John Hancock PIMCO All Assets	11 units of registered investment companies	**	173
John Hancock American Funds Balanced	6,400 units of registered investment companies	**	147,886
John Hancock American Funds Washington Mutual	4,833 units of registered investment companies	**	194,570
John Hancock T. Rowe Price Equity Inc.	10,124 units of registered investment companies	**	419,129
John Hancock American Funds Inv Co	1,169 units of registered investment companies	**	48,702
John Hancock UBS U.S. Large Cap Equity	203 units of registered investment companies	**	4,352
John Hancock Fidelity Advisor Div Growth	47 units of registered investment companies	**	2,724
John Hancock Davis New York Venture	3,338 units of registered investment companies	**	108,949
John Hancock Mutual Beacon	2,927 units of registered investment companies	**	381,154
John Hancock Weitz Partners Value	392 units of registered investment companies	**	13,090
John Hancock Mutual Discovery	9,348 units of registered investment companies	**	659,338
John Hancock Lord Abbett All Value	528 units of registered investment companies	**	19,179
John Hancock Mid-Cap Value Index	4 units of registered investment companies	**	89
John Hancock RiverSource Mid Cap Value	862 units of registered investment companies	**	9,382
John Hancock DWS RREEF Real Estate	1,520 units of registered investment companies	**	170,742
John Hancock MFS Utilities	15,226 units of registered investment companies	**	349,509
John Hancock Classic Value	921 units of registered investment companies	**	23,175
John Hancock BlackRock Large Value	1,225 units of registered investment companies	**	27,406
John Hancock Legg Mason Value	917 units of registered investment companies	**	68,079
John Hancock T. Rowe Price Blue Chip	1,063 units of registered investment companies	**	56,465
John Hancock Excelsior Value and Restruct	5,279 units of registered investment companies	**	323,162
John Hancock US Global Leaders	1,079 units of registered investment companies	**	21,678
John Hancock American Funds Growth	17,609 units of registered investment companies	**	666,734
John Hancock Jennison Growth	60 units of registered investment companies	**	1,213
John Hancock Templeton World	29 units of registered investment companies	**	1,206
John Hancock Oppenheimer Global	123 units of registered investment companies	**	5,456
John Hancock American Funds EuroPacific	4,299 units of registered investment companies	**	269,411
John Hancock DFA International Value	86 units of registered investment companies	**	2,213
John Hancock International Growth	286 units of registered investment companies	**	7,820
John Hancock Templeton Foreign Small Co	1,290 units of registered investment companies	**	32,403
John Hancock Columbia Marsico Intl Opps	1,251 units of registered investment companies	**	25,992
John Hancock Davis Financial	289 units of registered investment companies	**	14,333
John Hancock AIM Constellation	692 units of registered investment companies	**	31,844
John Hancock Energy	2,949 units of registered investment companies	**	309,357
John Hancock Legg Partners Aggressive Growth	1 units of registered investment companies	**	64
John Hancock DWS Mid Cap Growth	2,324 units of registered investment companies	**	104,795

Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issue, borrower, lessor	Description of investment, including maturity date,
or similar party	rate of interest, collateral, par, or maturity value	Cost	Fair value
John Hancock Legg Mason Growth	59 units of registered investment companies	**	$1,474
John Hancock Mid-Cap Growth Index	54 units of registered investment companies	**	1,367
John Hancock American Century Vista	4,989 units of registered investment companies	**	246,472
John Hancock American Century Small Company	36,677 units of registered investment companies	**	419,141
John Hancock Royce Opportunity	1,587 units of registered investment companies	**	27,035
John Hancock AIM Small Cap Growth	2,537 units of registered investment companies	**	60,897
John Hancock T. Rowe Price Health Sciences	1,727 units of registered investment companies	**	58,260
John Hancock DFA Emerging Markets Value	568 units of registered investment companies	**	26,602
John Hancock Oppenheimer Developing Mkt	1,940 units of registered investment companies	**	110,122
John Hancock T. Rowe Price Science & Tech	1,049 units of registered investment companies	**	42,715
John Hancock Allianz RCM Tech	259 units of registered investment companies	**	13,533
John Hancock Funds II Investment Quality Bond Fund	4,266 units of registered investment companies	**	80,578
John Hancock Funds II Optimized Value Fund	8 units of registered investment companies	**	862
John Hancock Trust 500 Index Fund	221 units of registered investment companies	**	176,284
John Hancock Funds II Mid Cap Value Fund	13,943 units of registered investment companies	**	309,812
John Hancock Trust Small Cap Value Fund	1,082 units of registered investment companies	**	26,421
John Hancock Trust Total Stock Market Index Fund	5,967 units of registered investment companies	**	87,472
John Hancock Trust Optimized All Capital Fund	888 units of registered investment companies	**	20,626
John Hancock Trust Mid Cap Index Fund	9,642 units of registered investment companies	**	221,690
John Hancock Funds II International Value Fund	2,157 units of registered investment companies	**	52,970
John Hancock Trust International Equity Index Fund	3,853 units of registered investment companies	**	75,102
John Hancock Funds II Mid Cap Stock Fund	232 units of registered investment companies	**	5,206
John Hancock Trust Small Cap Index Fund	722 units of registered investment companies	**	13,778
John Hancock Funds II Emerging Small Company Fund	1,004 units of registered investment companies	**	40,346
John Hancock Funds II Emerging Growth Fund	194 units of registered investment companies	**	4,292
			15,941,699
* Univest Corporation of Pennsylvania:
Cash		**	59,426
Federated Total Return Bond Fund		**	1,814,556
* Univest Corporation of Pennsylvania common stock		**	3,732,248
			$21,547,929

* Indicates party in interest to the Plan.
** Cost is not required for participant-directed investments.

See accompanying Independent Registered Public Accounting Firm's Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania Deferred Salary Savings Plan
(Name of Plan)

DEFERRED SAVINGS PLAN COMMITTEE

By:	/s/ William S. Aichele
Trustee

July 2, 2008